Filed pursuant to Rule 424(b)(3)
                Registration Statement 333-20503

PROSPECTUS

               COUNTRYWIDE CREDIT INDUSTRIES, INC.

                 213,439 Shares of Common Stock

     All of the shares of Common Stock, par value $.05 per share (the "Common Stock"), of Countrywide Credit Industries, Inc., a Delaware corporation (the "Company"), offered hereby (the "Shares") are being offered on behalf of the Employee Stock Ownership Trust (the "Selling Stockholder") of Leshner Financial, Inc. ("LFI"). The Shares were issued to the Selling
Stockholder in exchange for shares of common stock of LFI in connection with the acquisition by the Company in a private transaction of all of the outstanding capital stock of LFI (the "Acquisition"). See "Selling Stockholder" and "Plan of Distribution."

     The Shares may be sold from time to time by the Selling Stockholder. Such sales may be made on the New York Stock Exchange ("NYSE"), the Pacific Stock Exchange or other exchanges (if the Common Stock is listed for trading thereon) or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The Shares may be sold by any one or more of the following methods: (i) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transactions;
(ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (iv) privately negotiated transactions.

     The Selling Stockholder and any broker-dealers, agents or underwriters that participate with the Selling Stockholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Common Stock is traded on the NYSE and the Pacific Stock
Exchange under the trading symbol "CCR." On February 27, 1997, the closing sales price per share of the Common Stock, as reported by the NYSE, was 29-3/8.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

        The date of this Prospectus is February 28, 1997.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
ON OR ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
TO THE CONTRARY IS UNLAWFUL.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA.
NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR
ADEQUACY OF THIS DOCUMENT.

                      AVAILABLE INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "SEC") under the Securities Act, with respect to the Shares. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Reports, proxy statements and other information concerning the Company can be inspected and copied at prescribed rates at the SEC's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a Web site (http://www.sec.gov) from which such reports, proxy statements and other information concerning the Company may be obtained. Such reports, proxy statements and other information may also be inspected at the offices of the following stock exchanges on which the Company's Common Stock is listed: the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 115 Sansome Street, San Francisco, California 94104.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated by reference in this Prospectus: (a) the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 1996; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended May 31, 1996, August 31, 1996 and November 30, 1996; (c) the description of the Common Stock contained in the Company's Registration Statement on Form 8-B, filed with the SEC on February 6, 1987; and (d) the description of the Company's Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A, filed with the SEC on February 12, 1988.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or therein (or in any subsequently filed document that also is or is deemed to be incorporated by reference herein or therein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered; upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference herein or therein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Countrywide Credit Industries, Inc., 155 North Lake Avenue, P.O. Box 7137, Pasadena, California 91109-7137 (telephone (818) 304-8400), Attention: Investor Relations.

                           THE COMPANY

     Countrywide Credit Industries, Inc. (the "Company") is a holding company which, through its principal subsidiary, Countrywide Home Loans, Inc. ("CHL"), is engaged primarily in the mortgage banking business. The Company, through its other wholly-owned subsidiaries, offers products and services complementary to its mortgage banking business. A subsidiary of the Company trades with other broker-dealers and institutional investors mortgage-backed securities and other mortgage-backed assets. The Company has a subsidiary which acts as an agent in the sale of homeowners, fire, flood, earthquake, mortgage life and disability insurance to CHL's mortgagors in connection with CHL's mortgage banking operations. Another subsidiary of the Company earns fee income by brokering servicing contracts owned by other mortgage lenders and loan servicers. The Company also has a subsidiary that acts as a provider of various title insurance and escrow services in the capacity of an agent rather than an underwriter. On February 28, 1997, the Company acquired all of the outstanding capital stock of LFI in the Acquisition in exchange for 573,990 newly issued shares of Common Stock. The market value of the Common Stock issued in the Acquisition (based on the closing price of the Common Stock on the NYSE on February 27, 1997) was approximately $16.9 million, subject to an upward adjustment payable in shares of Common Stock having a value of up to $2.5 million if certain performance goals are met over the next five years. LFI operates through its wholly owned subsidiaries as a broker-dealer, an investment advisor and fund manager and also as a service provider for unaffiliated mutual funds.

     CHL (formerly Countrywide Funding Corporation), the principal subsidiary of the Company, is engaged primarily in the mortgage banking business and as such originates, purchases, sells and services mortgage loans. CHL's mortgage loans are principally prime credit quality first-lien mortgage loans secured by single- (one to four) family residences. CHL also offers home equity loans both in conjunction with newly produced first-lien mortgages and as a separate product and sub-prime credit quality first-lien single-family mortgage loans. The principal sources of revenue of CHL are: (i) loan origination fees; (ii) gains from the sale of loans, if any; (iii) interest earned on mortgage loans during the period that they are held by CHL pending sale, net of interest paid on funds borrowed to finance such mortgage loans; (iv) loan servicing fees; and (v) interest benefit derived from the custodial balances associated with CHL's servicing portfolio.

     CHL produces mortgage loans through three separate divisions. The Consumer Markets Division originates loans using direct contact with consumers through its nationwide network of retail branch offices and its telemarketing systems. Through its Wholesale Division, CHL originates loans through and purchases loans from mortgage loan brokers. Through the Correspondent Division, CHL purchases loans primarily from other mortgage bankers, commercial banks, savings and loan associations, credit union and other financial intermediaries. CHL customarily sells all loans that it originates or purchases. Substantially all loans sold by CHL are sold without recourse, subject, in the case of loan guaranties by the Veterans Administration, to the limits of such guaranties.

     CHL services on a non-recourse basis substantially all of the mortgage loans that it originates or purchases. In addition, CHL purchases bulk servicing contracts, also on a non-recourse basis, to service single-family residential mortgage loans originated by other lenders. Servicing mortgage loans includes collecting and remitting loan payments, making advances when required, accounting for principal and interest, holding custodial (impound) funds for payment of property taxes and hazard insurance, making any physical inspections of the property, counseling delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans. CHL receives fee income for servicing mortgage loans ranging generally from 1/4% to 1/2% per annum on the declining principal balances of the loans. CHL has sold, and may sell in the future, a portion of its portfolio of loan servicing rights to other mortgage servicers.

     CHL's principal financing needs are the financing of loan funding activities and the investment in servicing rights. To meet these needs, CHL currently utilizes commercial paper supported by its revolving credit facility, medium-term notes, mortgage-backed securities, repurchase agreements, subordinated notes, unsecured notes, pre-sale funding facilities and cash flows from operations. In the past, CHL has utilized whole loan repurchase agreements, servicing secured bank facilities, direct borrowings from its revolving credit facility, privately-placed financings and contributions from the Company of the proceeds of public offerings of preferred and common stock.

     Countrywide Asset Management Corp. ("CAMC"), a wholly owned subsidiary of the Company, currently manages a publicly traded real estate investment trust, CWM Mortgage holdings, Inc. ("CWM"). All CWM management and other personnel are employed by CAMC and CWM pays CAMC base and incentive fees under a management contract. On November 4, 1996, the Company announced that CWM and the Company had reached a preliminary understanding on restructuring the business relationship between the two companies. In substance, CWM will acquire the operations and employees of CAMC, and in return, the Company will receive a significant equity position in CWM. The proposed transaction is structured as a merger of CAMC with and into CWM, with the Company to receive approximately 3.6 million newly issued common shares of CWM common stock, subject to adjustment based on the market price of CWM common stock prior to closing. Based on the closing price of CWM common stock on the NYSE on February 26, 1997, the market value of the CWN common stock to be received in the proposed transaction is approximately $80.0 million. On January 29, 1997, the Company and CWM entered into a definitive agreement with respect to the proposed transaction; however, there can be no assurance that the proposed transaction will be consummated.

     The Company is a Delaware Corporation, and was originally incorporated in New York under the name of OLM Credit Industries, Inc. in 1969. Its principal executive offices are located at 155 North Lake Avenue, P.O. Box 7137, Pasadena, California 91109-7137, and its telephone number is (818) 304-8400.

                         USE OF PROCEEDS

     A portion of the proceeds from the sale of the Shares will be used to repay in full indebtedness of the Employee Stock Ownership Plan of Leshner Financial, Inc. (the "ESOP") to LFI (a subsidiary of the Company) under an ESOP Loan Agreement, dated as of October 2, 1989, as amended, by and among LFI, its subsidiaries, and the Trustee of the ESOP. Such indebtedness was incurred in connection with the acquisition by the ESOP of the shares of common stock of LFI held by the ESOP prior to the Acquisition. As of February 25, 1997, such indebtedness amounted to $942,765. The ESOP will receive, for the benefit of the participants in the ESOP, the balance of the net proceeds from sales of shares of Common Stock sold by the Selling Stockholder. See "Selling Stockholder" and "Plan of Distribution."

                       SELLING STOCKHOLDER

     The Shares were issued to the Selling Stockholder in exchange for shares of common stock of LFI in connection with the Acquisition. The registration effected hereby is being effected pursuant to certain registration rights granted by the Company in connection with the Acquisition. The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock which may be offered from time to time pursuant to this Prospectus. Other than as a result of the ownership of the Common Stock, the Selling Stockholder has not had any material relationship with the Company within the past three years.


                                                    Shares Owned Upon
          Shares Owned Prior                        Completion of the
            to the Offering                             Offering
          -------------------                      -------------------
          Number                Number of Shares   Number
Identity    of     Percentage     Being Offered      of     Percentage
of Owner  Shares    of Class     in the Offering   Shares    of Class
--------  -------  ----------  ------------------  -------  ----------
Employee  213,439      *             213,439          0         0
Stock
Ownership
Trust
Fund



-----------------------
*Does not exceed 1% of the total.



                  DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 240,000,000 shares of Common Stock, par value $.05 per share, and 1,500,000 shares of Preferred Stock, par value $.05 per share. The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is part.

COMMON STOCK

     As of February 24, 1997, 104,991,461 shares of Common Stock were issued and outstanding. Each holder of record of Common Stock is entitled to one vote per share on all matters submitted to a vote of holders. Dividends may be paid to the record holders of Common Stock when, as and if declared by the Board of Directors of the Company (the "Board of Directors"), out of funds legally available therefor, and each share of Common Stock is entitled to share equally therein and in other distributions to holders of Common Stock, including distributions upon liquidation, dissolution or winding up of the Company. The Common Stock carries no preemptive rights, conversion or subscription rights, redemption provisions, sinking fund provisions or cumulative voting rights.

PREFERRED STOCK PURCHASE RIGHTS

     In February 1988, the Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of Common Stock. As the result of stock splits and stock dividends, 0.399 of a Right is presently associated with each outstanding share of Common Stock and the same fraction of a Right will be associated with each share of Common Stock issued prior to the Distribution Date (as defined below). Each Right, when exercisable, entitles the holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, par value $0.05 per share, of the Company (the "Series A Preferred Stock"), at a price of $145, subject to adjustments in certain cases to prevent dilution.

     The Rights are evidenced by the Common Stock certificates and are not exercisable or transferable, apart from the Common Stock, until the date (the "Distribution Date") of the earlier of a public announcement that a person or group, without prior consent of the Company, has acquired 20% or more of the Common Stock (an "Acquiring Person"), or ten days (subject to extension by the Board of Directors) after the commencement of a tender offer made without the prior consent of the Company.

     In the event a person becomes an Acquiring Person, then each Right (other than those owned by the Acquiring Person) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of Common Stock, or the equivalent thereof, which, at the time of such transaction, would have a market value of two times the exercise price of the Right. The Board of Directors may delay the exercisability of the Rights during the period in which they are exercisable only for Series A Preferred Stock (and not Common Stock).

     In the event that, after a person had become an Acquiring Person, the Company is acquired in a merger or other business combination, as defined for the purposes of the Rights, each Right (other than those held by the Acquiring Person) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of Common Stock, or the equivalent thereof, of the other party (or publicly traded parent thereof) to such merger or business combination which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights expire on the earlier of February 28, 2002, the consummation of certain merger transactions or the optional redemption by the Company prior to any person becoming an Acquiring Person.

PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series with such distinctive designations as may be stated in the resolution or resolutions providing for the issue of such Preferred Stock. At the time that any series of Preferred Stock is authorized, the Board of Directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of such series, as well as the number of shares constituting such series and the designation thereof.

     The only series of Preferred Stock currently authorized by the Board of Directors for issuance is the Series A Preferred
Stock in connection with the exercise of Rights.  See "-Preferred
Stock Purchase Rights."

     The Board of Directors could, without stockholder approval, cause the Company to issue Preferred Stock which has voting, conversion and other rights which could adversely affect the holders of Common Stock or make it more difficult to effect a change in control of the Company. The Preferred Stock could be used to dilute the stock ownership of persons seeking to obtain control of the Company and thereby hinder a possible takeover attempt which, if stockholders were offered a premium over the market value of their shares, might be viewed as being beneficial to the stockholders of the Company. In addition, the Preferred Stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of Common Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE
OF INCORPORATION AND BYLAWS OF THE COMPANY

     In addition to the Rights described above under "-Preferred Stock Purchase Rights" and the terms of any Preferred Stock that the Company may determine to issue as described above under "-Preferred Stock," certain other provisions of the Certificate of Incorporation and the Company's Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Certificate of Incorporation (i) provides for a three-year staggered Board of Directors, vacancies on which shall be filled by the Board of Directors and whose members may be removed only for cause and only by the vote of the holders of two-thirds of the outstanding shares of Common Stock, (ii) limits the Company's power to purchase shares of voting stock of the Company (capital stock having the right to vote generally on matters relating to the Company and any security which is convertible into such stock) from a five percent holder at a price in excess of its fair market value, unless such purchase is approved by a majority of these shares (unless a greater vote is required by law), excluding the vote of such five percent holder, (iii) prohibits action by written consent of the stockholders and (iv) provides that the Company's Bylaws may be amended by the Board of Directors or, with certain exceptions, a vote of two-thirds of the voting shares and further provides that a two-thirds vote of all voting shares of the Company is required to amend the provisions of the Certificate of Incorporation referred to in this sentence, unless such amendment has been approved by two-thirds of the Board of Directors and a majority of the continuing directors (directors who became members of the Board of Directors prior to the time when any stockholder who beneficially owns ten percent of the outstanding shares first became a ten percent stockholder). The Company's Bylaws provide that special meetings of the stockholders may be called only the directors and limits the business which may be transacted at such meetings to those matters set forth in the request of the proposed meeting.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The
Bank of New York.

                      PLAN OF DISTRIBUTION

     A portion of the proceeds from the sale of the Shares will be used to repay in full indebtedness of the ESOP to the Company under an ESOP Loan Agreement, dated as of October 2, 1989, as amended, by and among LFI, its subsidiaries, and the trustee of the ESOP. Such indebtedness was incurred in connection with the acquisition by the ESOP of the shares of common stock of LFI held by the ESOP prior to the Acquisition. As of February 25, 1997, such indebtedness amounted $942,765. The ESOP will receive, for the benefit of the participants in the ESOP, the balance of the net proceeds from sales of shares of Common Stock sold by the Selling Stockholder.

     The Shares may be sold from time to time by the Selling Stockholder. Such sales may be made on the NYSE, the Pacific Stock Exchange or other Exchanges (if the Common Stock is listed for trading thereon) or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The Shares may be sold by any one or more of the following methods: (i) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transactions; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (iv) privately negotiated transactions.

     The Selling Stockholder and any broker-dealers, agents or underwriters that participate with the Selling Stockholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the Shares offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock during any applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 10b-6 and 10b-7 (or their successor Regulation M) which provisions may limit the timing of purchases and sales of Common Stock by the Selling Stockholder.

     There can be no assurance that the Selling Stockholder will sell any or all of the Shares hereby registered. To the extent required, the Company will use its best efforts to file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus or any material change to such information in this Prospectus.

     The registration effected hereby is being effected pursuant to certain registration rights previously granted by the Company to the Selling Stockholder at the time of the Acquisition. The Company has agreed to bear all expenses (other than underwriting discounts and commissions of any underwriters, brokers, sellers or agents retained by the Selling Stockholder) in connection with the registration and sale of the Shares being offered by the Selling Stockholder.

                          LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, New York, New York. Edwin Heller (whose professional corporation retired as a partner of Fried, Frank, Harris, Shriver & Jacobson in September
1996) is of counsel to Fried, Frank, Harris, Shriver & Jacobson and a director of the Company.

                             EXPERTS

     The annual consolidated financial statements of the Company incorporated by reference in the Registration Statement, of which this Prospectus forms a part, have been audited by Grant Thornton LLP, independent certified public accountants, for the periods and to the extent indicated in their report thereon, and have been so incorporated in reliance upon the authority of such firm as experts in accounting and auditing.